Western Goldfields Inc.
2 Bloor Street West, Suite 2102
P.O. Box 110
Toronto, ON M4W 3E2

August 13, 2007

VIA FAX AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Anne Nguyen Parker, Branch Chief

Western Goldfields Inc.
Registration Statement on Form S-3

Dear Ms. Nguyen Parker:

Western Goldfields Inc. (the “Company”) has filed, on August 6, 2007, by way of EDGAR, Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-144685) (as amended, the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as is necessary to accelerate the effective date of the Registration Statement to 9:00 a.m. on August 14, 2007, or as soon as practicable thereafter.

In making such request, the Company hereby acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

3.	The Company may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions or comments regarding this letter to Lawrence Taylor (416-360-2281) of Shearman & Sterling LLP, the Registrant’s counsel. Please also notify Lawrence Taylor of the effectiveness of the Registration Statement.

Very truly yours,

WESTERN GOLDFIELDS INC.

By:	/s/ Brian Penny
Name: Brian Penny
Title: Chief Financial Officer

cc: Lawrence Taylor, Shearman & Sterling LLP